PVR Partners, LP

PENN VIRGINIA RESOURCE FINANCE CORPORATION II

Three Radnor Corporate Center, Suite 301

100 Matsonford Road

Radnor, Pennsylvania 19087

January 7, 2014

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration No. 333-192498) (the “Registration Statement”) of PVR Partners, L.P., Penn Virginia Resource Finance Corporation II and the Additional Registrants Listed in the Registration Statement (the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, pursuant to Rule 461 of the Securities Act of 1933, we hereby request that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on January 9, 2014 at 4:00 p.m., Washington, D.C. time, or as soon as thereafter practicable. The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Adorys Velazquez or John P. Johnston of Vinson & Elkins L.L.P., counsel to the Registrants, at (212) 237-0000 with any questions regarding this matter.

Very truly yours,

PVR PARTNERS, L.P.

By: PVR GP, LLC, its General Partner

/s/ Bruce D. Davis, Jr.
Name:	Bruce D. Davis, Jr.
Title:	Executive Vice President, General Counsel and Secretary

PENN VIRGINIA RESOURCE FINANCE CORPORATION II

/s/ Bruce D. Davis, Jr.
Name:	Bruce D. Davis, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Signature Page

Acceleration Request Letter